Exhibit 1.02

CONFLICT MINERALS REPORT OF PCTEL, INC.

IN ACCORD WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Section 1: Introduction (unaudited)

This is the Conflict Minerals Report of PCTEL, Inc. (the “Company”) for calendar year 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

In accord with Rule 13p-1, the Company undertook due diligence to determine whether the necessary conflict minerals in the Company’s products were or were not “DRC conflict free”. The Company’s scanning receiver products and approximately half its Connected Solutions products (antennas, cable, and accessories, etc…) contain conflict minerals. They are found in the solder (cassiterite), electrical capacitors (tantalum), and electrical connectors (gold) used in the effected products.

Section 2: Due Diligence Subject to an Independent Private Sector Audit

A.	Design of the company’s due diligence framework

The Company designed its due diligence measures in conformity, in all material respects, with the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (OECD 2013) (“OECD Framework”), including related Supplements for each of the conflict minerals.

B.	Description of the company’s due diligence measures performed with respect to products manufactured during 2013

The Company’s due diligence measures with respect to products manufactured during 2013 included:

•	Creating a Conflict Minerals Team comprised of senior members of our manufacturing and sourcing organizations under the oversight of the Chief Financial Officer.

•	Updating and communicating to our suppliers and the public the Company’s DRC Conflict Free Sourcing Policy for the supply chain of minerals originating from Conflict-Affected and High-Risk Areas. The Company’s DRC Conflict Free Sourcing Policy can be found at www.pctel.com.

•	Creating and implementing internal standard operating procedures that provide a process to be followed in order to generate and maintain the information needed to comply with Dodd-Frank Section 1502.

•	Assessing all products and suppliers in order to identify Conflict Minerals scope and risk. The Company’s products and suppliers were evaluated for use of conflict minerals through a review of internal documents, including bills of material, materials declarations and purchasing contracts. Suppliers added after the initial review were assessed as part of the initial vendor due diligence and compliance assessment program applied to all new vendors. Suppliers identified as providing parts to the Company that include conflict minerals are tracked through an information system that captures and categorizes supplier and product information.

•	Conducting a reasonable country of origin inquiry (RCOI) by circulating a supply-chain survey with direct suppliers of components that contain conflict minerals using the EICC/GeSI Conflict

Minerals Reporting Template (EICC/GeSI template). The purpose of this supplier survey was to identify, if possible, the supply chain, including smelters and refiners who contribute refined conflict minerals to the Company’s products.

•	Verifying that direct suppliers have completed all pertinent sections of the EICC/GeSI template and making follow-up inquiries to obtain as much needed information as possible from as many suppliers as possible. Supplier responses were validated by evaluating the consistency of responses with other response and information known about supplies and suppliers.

•	Comparing the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities that have received a “conflict free” designation (such as through the EICC/GeSI Conflict Free Smelter Initiative (CFSI) program’s lists for tantalum, tin, tungsten and gold) by participating in an independent third party smelter audit.

•	Reporting the results of our due diligence on our website at www.pctel.com.

C.	Independent Private Sector Audit

In accordance with the transition provisions of Rule 13P-1, the Company has not obtained an independent private sector audit for this report.

Section 3: Due Diligence Findings and Other Matters Not Subject to an independent private sector audit (unaudited)

The Company’s due diligence measures were based on multi-industry initiatives with the smelters and refiners of conflict minerals who provide those conflict minerals to the Company’s suppliers. The Company as a purchaser is many steps removed from the mining of the conflict minerals; the Company does not purchase raw ore or unrefined conflict minerals, and does no purchasing in the Covered Countries. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

Results of PCTEL, Inc.’s Due Diligence

Based on the process described above, PCTEL, Inc. received the following results from its Reasonable Country of Origin Inquiry:

The results are reported by Operating Segment.

Initial Assesment and Survey:

	RF Solutions	Connected Solutions
Percentage of Revenue	78%	48%
Total # Supliers in Conflict Mineral scope.	223	451
Suppliers Surveyed	223	451
Responses Received	183	273

The Company will continue participating in and financially supporting industry initiatives to increase the response rate of suppliers’ smelter surveys.